UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

200 Town Centre Blvd.

Suite 408A

Markham, Ontario, Canada L3R 8G5

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 19, 2021, our indirect wholly owned subsidiary Visionary Education Services & Management Inc. (“VESM”) entered into an agreement to purchase two buildings with a total floor area of 433,000 square feet at 95-105 Moatfield Drive, North York, a Toronto suburb, which had been IBM’s Canada headquarters (the “Moatfield Drive Purchase Agreement”). We intend to convert the buildings into a campus center that we refer to as Visionary University Town. We expect to use the facility to house Max the Mutt College of Animation, Art and Design’s gaming and facility design programs and will have a capacity to provide teaching facilities for 12,000 to 15,000 international students in our educational programs. We may also lease portions of the facility to third party educational organizations with whom we may join in providing educational services.

On May 25, 2022, VESM entered into the sixth amendment to the Moatfield Drive Purchase Agreement (the “Sixth Amendment”), which is appended hereto as Exhibit 10.1. Pursuant to the Sixth Amendment, VESM paid a sixth deposit of approximately $4.8 million (C$6 million) from our cash on hand on May 25, 2022, and VESM postponed the purchase of the two Moatfield Drive buildings to June 23, 2022. VESM is also obligated to deliver a fully executed commitment letter from the Bank of China (Canada) or another lender selected by us with respect to our debt financing for the transaction on or prior to May 31, 2022. If VESM does not close the purchase of the Moatfied Drive buildings, it will be required to forfeit the deposit paid under the Sixth Amendment and its prior deposits.

Ms. Fan Zhou, our majority shareholder, has agreed to lend C$6 million (approximately $4.8 million) to us not later than August 31, 2022, in accordance with an agreement dated May 26, 2022, appended hereto as Exhibit 10.2 (the “Zhou Loan Agreement”). Such loan will have a term of one year, be non-interest bearing, and grant us an option to extend the due date for one year. If VESM fails to close the proposed acquisition of the Moatfield Drive buildings and loses its deposit, Ms. Zhou agreed to forgive such $4.8 million (C$6 million) loan.

The foregoing summaries of the Sixth Amendment and the Zhou Loan Agreement are not complete and are qualified in their entirety by reference to (1) the Sixth Amendment, which is filed as Exhibit 10.1 to this Report on Form 6-K, and (2) the Zhou Loan Agreement, which is filed as Exhibit 10.2 to this Report on Form 6-K, each of which is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: May 26, 2022	By:	/s/Dr. Thomas Traves
Dr. Thomas Traves
Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
10.1	Sixth Amendment to Purchase Agreement executed as of May 25, 2022, by and between GTA Office DMM Inc. and Visionary Education Services & Management Inc.
10.2	Loan Agreement by and between Fan Zhou and Vision Education Technology Holdings Group Inc. dated May 26, 2022